FORM 3 (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF
BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year)	4.	Issuer Name and Ticker or Trading Symbol
	Swayne II	William	M		6-30-00		Telegen Corporation - TEGN

	(Last)	(First)	(Middle)	3.	IRS Identification Number of Reporting Person, if an entity (voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)	6.	If Amendment, Date of Original (Month/Day/Year)
	c/o Telegen Corporation
	1840 Gateway Drive, Ste. 200					X Director	10% Owner		11/13/00
(Street)						X Officer (give title below)	Other (specify below)
	San Mateo,	CA	94404				President/Chief Operating Officer	7.	Individual or Joint/Group Filing
									(Check Applicable Line)
	(City)	(State)	(Zip)						X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		23,292		D3(a)(h)

	Common Stock		100,000		I(3)(b)(h)	William M. Swayne II, L.P.

	Common Stock		87,325		I(3)(c)(h)	WMS Financial Planners, Inc.

	Common Stock		124,974		I(3)(d)(h)	William M. Swayne II, L.P.

	Common Stock		100,000		I(3)(e)(h)	WMS Financial Planners, Inc.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).	SEC 1473 (7-97)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 3 (Continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)	4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exercisable	Expiration Date	Title	Amount or Number of Shares

	Common Stock Options (right to buy)		(f)	(f)	Common stock	500,000(f)(h)		$1.75		D

	Common Stock Warrants (right to buy)		7/7/00	(g)	Common stock	110,742(g)(h)		$1.75		I		William M. Swayne II Family L.P.

	Common Stock Warrants (right to buy)		7/7/00	(g)	Common stock	77,917(g)(h)		$1.75		I		WMS Financial Planners Inc.

Explanation of Responses:

a)	Stock purchased in the Issuer's "1999 $1.75 Reg D" offering, which closed on July 7, 2000.
b)	Stock issued under employment contract approved by Board of Directors on 6/30/00.
c)	Stock issued in the Issuer's "1999 $1.75 Reg D" offering as advisor fee.
d)	Stock issued in the Issuer's "1999 $1.75 Reg D" offering as selling agent compensation.
e)	Received in exchange for 300,000 shares of Telisar Corporation (previously named eTraxx Corporation); common stock in connection with the acquisition by the Issuer of 66.7% of the outstanding shares of Telisar Corporation.
f)	Incentive stock options to purchase a total of 500,000 shares of common stock at $1.75 per share vesting at the rate of 38,000 shares per month over a twelve month period commencing 7/1/00 and exercisable for a period of 3 years. As of 12/31/00, 272,000 have vested.
g)	Three-year warrants issued in two tranches as part of selling agreement relating to the Issuer's "1999 Reg D" offering which closed 7/7/00.
h)	The exact amount of common stock and derivative securities was unknown at the time of filing the original Form 3 on November 13, 2000. On that Form, 248,392 shares were previously reported and an additional 187,199 shares of common stock should have been reported, totaling 435,591. Furthermore, derivatives representing 375,000 shares of common stock were reported and an additional amount of derivatives representing 313,659 shares of common stock should have been reported, totaling 688,659.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ WILLIAM M. SWAYNE II **Signature of Reporting Person	March 26, 2001 Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Page 2 SEC 1473 (7-97)